September 18, 2018

Xiaoping Chen
Chairman and Chief Executive Officer
Viomi Technology Co., Ltd
Wansheng Square, Rm 1302 Tower C
Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220, PRC

       Re: Viomi Technology Co., Ltd
           Amendment No. 1 to Form F-1
           Filed on September 11, 2018
           File no. 333-227063

Dear Mr. Chen:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form F-1

Prospectus Summary
Corporate History and Structure, page 3

1. Please revise the corporate chart on pages 6 and 71 that shows the company's structure after the offering to also disclose the percentage voting power held by the material beneficial owners and investors in the offering.
 Xiaoping Chen
Viomi Technology Co., Ltd
September 18, 2018
Page 2

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameXiaoping Chen                          Sincerely,
Comapany NameViomi Technology Co., Ltd
                                                         Division of
Corporation Finance
September 18, 2018 Page 2                                Office of
Telecommunications
FirstName LastName